                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   013068200
                    -----------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg                         Bernice E. Lavin
NEAL, GERBER & EISENBERG                      2525 Armitage Avenue
Two North LaSalle Street, Suite 2200          Melrose Park, Illinois 60160
Chicago, Illinois 60602                       (708) 450-3101
(312) 269-8020
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 9, 2001
                       ---------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                               Page 1 of 7 Pages

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 2 of 7 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bernice E. Lavin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 794,390**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               8,986,508**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  794,390**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               8,986,508**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           9,780,898**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [X]

      Excluded are 922 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           30.33%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 3 of 7 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bernice E. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               3,409,948**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               3,409,948**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           3,409,948**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [X]
           Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           12.75%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           OO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 4 of 7 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Leonard H. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               4,234,382**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               4,234,382**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           4,234,382**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [X]

           Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           15.36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           OO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 5 of 7 Pages
---------------------                                      -------------------

Item 1. Security and Issuer.

        Title of Class of Securities:     Class A common stock, $.22 par value
                                          per share ("Class A shares")

        Name and Address of Issuer:       Alberto-Culver Company (the "Company")
                                          2525 Armitage Avenue
                                          Melrose Park, IL 60160

Item 2. Identity and Background.

       (a)  Name of Person Filing:        (1)  Bernice E. Lavin ("Lavin")
                                          (2)  Bernice E. Lavin Trust, u/a/d
                                               12/18/87 ("BEL Trust")
                                          (3)  Leonard H. Lavin Trust, u/a/d
                                               12/18/87 ("LHL Trust")

       (b)  Address:                      c/o Bernice E. Lavin
                                          2525 Armitage Avenue
                                          Melrose Park, IL 60160

       (c)  Principal Business:           (1)  Lavin, an individual, is a
                                               Director, Vice Chairman,
                                               Secretary and Treasurer of the
                                               Company
                                          (2)  Trust Administration
                                          (3)  Trust Administration

       (d)  Prior Criminal Convictions:   None

       (e)  Prior Civil Proceedings With
            Respect to Federal or State
            Securities Laws:              None

       (f)  Citizenship/Organization:     (1)  U.S. Citizen
                                          (2)  Illinois Trust
                                          (3)  Illinois Trust

Item 3. Source and Amount of Funds or Other Consideration.

     On February 9, 2001, Lavin as sole trustee of the BEL Trust, added her husband, Leonard H. Lavin, and her daughter, Carol L. Bernick ("Mrs. Bernick"), as co-trustees of the BEL Trust, each with shared voting and dispositive power over the shares of Company common stock held by the BEL Trust. Also on February 9, 2001, Leonard H. Lavin added Lavin and Mrs. Bernick as co-trustees of the LHL Trust, each with shared voting and dispositive power over the shares of Company common stock held by the LHL Trust. The BEL Trust owns 3,409,884 Class B shares and 64 Class A shares. The LHL Trust owns 4,234,382 Class B shares. On December 14, 2000, the Lavin Family Foundation (a charitable private foundation of which Lavin is the Treasurer and a Director) donated 28,000 Class A shares to the Lavin Family Supporting Foundation, a public charity.

Item 4. Purpose of Transaction.

     The transactions were for the Lavin family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 6 of 7 Pages
---------------------                                      -------------------

Item 5. Interest in Securities of the Issuer.

     (a)  (i)   Amount of Class A shares Beneficially Owned: 9,780,898 shares total; 294 Class B shares held directly; 3,409,884 Class B shares and 64 Class A shares held as co-trustee of the BEL
                Trust; 4,234,382 Class B shares held as co-trustee by the LHL
                Trust; 354,392 Class A shares and 439,704 Class B shares held as trustee or co-trustee of various trusts for the benefit of her children and grandchildren; 100,200 Class A shares and 300,600
                Class B shares held as co-trustee of a trust for the benefit of Mrs. Bernick; and 421,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation.

          (ii)  Percentage of Class A Shares Beneficially Owned: 30.33% total:
                .001% held directly; 12.75% as co-trustee of the BEL Trust; 15.36% as co-trustee of the LHL Trust; 3.34% as trustee or co-trustee of trusts for the benefit of Lavin's children and grandchildren; 1.70% as co-trustee of a trust for the benefit of Mrs. Bernick; and 3.95% by Lavin Family Foundation (based on 23,340,939 Class A shares outstanding as of December 1, 2000).

          ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Lavin have been converted into Class A shares.

     (b)  Number of Class A Shares as to Which Lavin Has:

                                             Lavin       BEL Trust    LHL Trust
                                             -----       ---------    ---------

        (i)   Sole power to vote:          794,390/1/        0            0

        (ii)  Shared power to vote:       8,986,508/2/   3,409,948    4,234,382

        (iii) Sole power to dispose:       794,390/1/        0            0

        (iv)  Shared power to dispose:    8,986,508/2/   3,409,948    4,234,382

     /1/ The 794,390 shares held by Lavin and reflected as sole power to vote and sole power to dispose include 354,392 Class A shares and 439,704 Class B shares held as trustee or co-trustee of trusts for the benefit of Lavin's children and grandchildren and 294 Class B shares held directly.

      /2/ The 8,986,508 shares held by Lavin and reflected as shared power to vote and shared power to dispose include 3,409,884 Class B shares and 64 Class A shares held by the BEL Trust; 4,234,382 Class B shares held by the LHL Trust; 421,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation; and 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for the benefit of Mrs. Bernick.

Lavin shares the power to vote and dispose of the 4,234,382 Class B shares held by the LHL Trust, 3,409,884 Class B shares and the 64 Class A shares held by the BEL Trust and 421,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and Mrs. Bernick. Lavin is co-trustee together with Mrs. Bernick of a trust for the benefit of Mrs. Bernick which holds 100,200 Class A shares and 300,600 Class B shares and in which she shares voting and dispositive power with Mrs. Bernick. Certain information regarding Mr. Lavin and Mrs. Bernick is presented below:

          (i)   Name of Person:        (1)        Leonard H. Lavin
                                       (2)        Carol L. Bernick

          (ii)  Address:               (1),(2)    2525 Armitage Avenue
                                                  Melrose Park, Illinois 60160

---------------------                                      -------------------
 CUSIP NO. 013068200                  13D                   Page 7 of 7 Pages
---------------------                                      -------------------

          (iii) Principal Business:         (1)    Leonard H. Lavin, an
                                                   individual, is a Director and
                                                   the Chairman of the Company.
                                            (2)    Carol L. Bernick, an
                                                   individual, is a Director,
                                                   Vice Chairman and Assistant
                                                   Secretary of the Company, and
                                                   President Alberto-Culver
                                                   North America, a division of
                                                   the Company.

          (iv)  Prior Criminal Convictions: None.

          (v)   Prior Civil Proceedings
                With Respect to Federal or
                State Securities Laws:      None.

          (vi)  Citizenship/Organization:   U.S. Citizen.

          Excluded are 922 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.

     (c)  None, except as described in Item 3 above.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7. Material to be Filed as Exhibits.

          None.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


Signature:  /s/ Bernice E. Lavin
           -------------------------------------

Name/Title:  Bernice E. Lavin, individually; as co-trustee of the Bernice E.
             Lavin Trust, u/a/d 12/18/87; as co-trustee of the Leonard H. Lavin Trust, u/a/d 12/18/87; as co-trustee of another trust; and as trustee or co-trustee of other trusts.